                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                             TUSCARORA INCORPORATED
                                (Name of Issuer)


                         COMMON STOCK WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                   900902 10 7
                                 (CUSIP Number)


                                 MIKAEL SCHMIDT
                        VICE PRESIDENT - LEGAL DEPARTMENT
                          SCA PACKAGING BUSINESS GROUP
                                EXCELSIORLAAN 81
                                 B-1930 ZAVENTEM
                                     BELGIUM

                                 +32-2-718 37 11

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:

                              STEVEN A. HOBBS, ESQ.
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                                JANUARY 21, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]



                         (Continued on following pages)

CUSIP No. 900902 10 7                   13D                   Page 2 of 13 Pages

    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                        SCA PACKAGING USA, INC.

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

    3.       SEC USE ONLY


    4.       SOURCE OF FUNDS
                                        OO

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                             [ ]

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                        PENNSYLVANIA



       NUMBER OF        7.  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                         8.  SHARED VOTING POWER
                                           1,446,324

                         9.  SOLE DISPOSITIVE POWER

                         10. SHARED DISPOSITIVE POWER

                                           1,446,324

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         1,446,324

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        15.28%

    14.      TYPE OF REPORTING PERSON
                                        CO

CUSIP No. 900902 10 7                   13D                   Page 3 of 13 Pages

    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                         SCA PACKAGING HOLDING USA INC.

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

    3.       SEC USE ONLY


    4.       SOURCE OF FUNDS
                                       OO

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE

                         7.  SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                         8.  SHARED VOTING POWER

                                    1,446,324

                         9.  SOLE DISPOSITIVE POWER

                         10. SHARED DISPOSITIVE POWER

                                           1,446,324

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,446,324

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

                                                                             [ ]

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     15.28%

    14.      TYPE OF REPORTING PERSON

                                       CO

CUSIP No. 900902 10 7                   13D                   Page 4 of 13 Pages

    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                               SCA US GROUP, INC.

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

    3.       SEC USE ONLY


    4.       SOURCE OF FUNDS

                                       OO

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE

                         7.  SOLE VOTING POWER

       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                         8.  SHARED VOTING POWER

                                    1,446,324

                         9.  SOLE DISPOSITIVE POWER

                         10. SHARED DISPOSITIVE POWER

                                    1,446,324

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,446,324

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     15.28%

    14.      TYPE OF REPORTING PERSON

                                       CO

CUSIP No. 900902 10 7                   13D                   Page 5 of 13 Pages

    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                         SCA HYGIENE HOLDING AKTIEBOLAG

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

    3.       SEC USE ONLY


    4.       SOURCE OF FUNDS

                                       OO

    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                     SWEDEN

                         7.  SOLE VOTING POWER

       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                         8.  SHARED VOTING POWER

                                    1,446,324

                         9.  SOLE DISPOSITIVE POWER

                         10. SHARED DISPOSITIVE POWER

                                           1,446,324

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,446,324

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     15.28%

    14.      TYPE OF REPORTING PERSON

                                       CO

CUSIP No. 900902 10 7                  13D                    Page 7 of 13 Pages

    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                        SCA HYGIENE PRODUCTS HOLDING B.V.

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

    3.       SEC USE ONLY


    4.       SOURCE OF FUNDS

                                       OO

    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                 THE NETHERLANDS

                         7.  SOLE VOTING POWER

       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH

                         8.  SHARED VOTING POWER

                                    1,446,324

                         9. SOLE DISPOSITIVE POWER

                         10. SHARED DISPOSITIVE POWER

                                    1,446,324

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,446,324

    12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           [ ]

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     15.28%

    14.      TYPE OF REPORTING PERSON

                                        CO

CUSIP No. 900902 10 7                   13D                   Page 7 of 13 Pages

    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                             SCA GROUP HOLDING B.V.

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

    3.       SEC USE ONLY


    4.       SOURCE OF FUNDS

                                       OO

    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                 THE NETHERLANDS

                         7.  SOLE VOTING POWER

       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH

                         8.  SHARED VOTING POWER

                                    1,446,324

                         9.  SOLE DISPOSITIVE POWER

                         10. SHARED DISPOSITIVE POWER

                                    1,446,324

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,446,324

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     15.28%

    14.      TYPE OF REPORTING PERSON

                                       CO

CUSIP No. 900902 10 7                   13D                   Page 8 of 13 Pages

    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                       SVENSKA CELLULOSA AKTIEBOLAGET SCA

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

    3.       SEC USE ONLY


    4.       SOURCE OF FUNDS

                                       OO

    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]


    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                     SWEDEN

                         7.  SOLE VOTING POWER

       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH

                         8.  SHARED VOTING POWER

                                    1,446,324

                         9.  SOLE DISPOSITIVE POWER

                         10. SHARED DISPOSITIVE POWER

                                    1,446,324

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,446,324

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     15.28%

    14.      TYPE OF REPORTING PERSON

                                       CO

                                                              Page 9 of 13 Pages


ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to shares of Common Stock, without par value ("Common Stock") of Tuscarora Incorporated, a Pennsylvania corporation (the "Issuer"), with principal offices located at 800 Fifth Avenue, New Brighton, Pennsylvania, 15066.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) This Schedule 13D is being filed by SCA Packaging USA, Inc., a Pennsylvania corporation ("Packaging USA"), SCA Packaging Holding USA, Inc., a Delaware corporation ("Holding USA"), SCA US Group, Inc., a Delaware corporation ("US Group"), SCA Hygiene Holding Aktiebolag, a company formed under the laws of the Kingdom of Sweden ("Hygiene Holding"), SCA Hygiene Products Holding B.V., a private limited liability company formed under the laws of the Kingdom of the Netherlands ("Hygiene Products Holding"), SCA Group Holding B.V., a private limited liability company formed under the laws of the Kingdom of the Netherlands ("Group Holding"), and Svenska Cellulosa Aktiebolaget SCA, a public company formed under the laws of the Kingdom of Sweden ( "SCA" and together with Packaging USA, Holding USA, US Group, Hygiene Holding, Hygiene Products Holding, and Group Holding, the "Reporting Persons"). The Agreement between the Reporting Persons relating to the joint filing of this schedule is attached as Exhibit 7.1 hereto.

         SCA is an integrated paper company that produces absorbent hygiene products, corrugated packaging and graphic papers. SCA has about 34,000 employees in approximately 40 countries. SCA shares are listed on the stock exchanges in Stockholm and London and can be traded in the U.S. in the form of American Depository Receipts. SCA's principal executive offices are located at Box 7827, SE-103 97 Stockholm, Sweden, Stureplan 3.

         Group Holding is a wholly-owned subsidiary of SCA and through subsidiaries is principally engaged in the manufacture, transport and sale of wood, cellulose, paper and paper-related products, with Europe as its main market. Group Holding's principal executive offices are located at Entrada 161, 1096EC Amsterdam, the Netherlands. Group Holding is a wholly-owned subsidiary of SCA.

         Hygiene Products Holding is a wholly-owned subsidiary of Group Holding and through subsidiaries is principally engaged in the manufacture, transport and sale of wood, cellulose, paper and paper-related products, with Europe as its main market. Hygiene Products Holding's principal executive offices are located at Arnhemse Bovenweg 120, 3708AH Zeist, the Netherlands.

         Hygiene Holding is a wholly-owned subsidiary of Hygiene Products Holding and through subsidiaries is principally engaged in the manufacture and sale of tissue and fluff products for personal hygiene and other applications, with Europe as its main market. Hygiene Holding's principal executive offices are located at Box 7827, 103 97 Stockholm, Sweden.

         US Group is a wholly-owned subsidiary of Hygiene Holding and through subsidiaries is principally engaged in the manufacture, transport and sale of wood, cellulose, paper and paper-related products, with Europe as its main market. US Group's principal executive offices are located at c/o SCA Packaging Business Group, Excesiorlaan 81, B-1930 Zavantem, Belgium.

         Holding USA is a wholly-owned subsidiary of US Group and through subsidiaries will be principally engaged in the protective packaging business in the U.S. Holding USA's principal executive offices are located at c/o SCA Packaging, Business Group, Excelsiorlaan 81, B-1930 Zaventem, Belgium.

                                                             Page 10 of 13 Pages

         Packaging USA is a wholly-owned subsidiary of Holding USA and through a subsidiary will be principally engaged in the protective packaging business in the U.S. Packaging USA's principal executive offices are located at c/o SCA Packaging, Business Group, Excelsiorlaan 81, B-1930 Zaventem, Belgium.

         Schedule I hereto sets forth the name, business address and present principal occupation or employment and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of SCA, Group Holding, Hygiene Products Holding, Hygiene Holding, US Group, Holding USA and Packaging USA.

         (d)-(e) During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on
Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Schedule I hereto sets forth the citizenship of each of the Reporting Persons' directors and executive officers.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Packaging USA and certain shareholders of the Issuer named in the Shareholders Agreement (defined below) (collectively, referred to herein as the "Shareholders") have entered into a Shareholders Agreement (the "Shareholders Agreement"), dated January 21, 2001, and described in Item 4 below. The Shareholders are set forth on Exhibit A to the Shareholders Agreement, which is attached hereto as Exhibit 7.3. As a result, SCA, Group Holding, Hygiene Products Holding, Hygiene Holding, US Group, Holding USA and Packaging USA may be deemed to have beneficial ownership of approximately 15.28% of the Issuer's Common Stock (assuming the exercise by each Shareholder of such Shareholder's vested options to acquire shares of the Common Stock of the Issuer).

ITEM 4.  PURPOSE OF THE TRANSACTION.

         On January 21, 2001, the Issuer, SCA Packaging International B.V. and Packaging USA entered into an Agreement and Plan of Merger, dated as of January 21, 2001 (the "Merger Agreement"), providing for, among other things, (i) the merger (the "Merger") of Packaging USA with and into the Issuer, as a result of which the existence of Packaging USA shall cease and the Issuer shall be the surviving corporation of the Merger (the "Surviving Corporation"); (ii) the conversion (immediately prior to the filing of the Articles of Merger with the Department of State of the Commonwealth of Pennsylvania (the "Department of State")) of each share of common stock, without par value per share, outstanding of Packaging USA into one fully paid and nonassessable share of common stock of the Surviving Corporation; (iii) the conversion of each share of Common Stock and of associated rights under the Rights Agreement dated August 17, 1998 between the Issuer and ChaseMellon Shareholder Services, LLC, into the right to receive $21.50 per share in cash (the "Merger Consideration"); (iv) the automatic cancellation, upon the filing of the Articles of Merger with the Department of State, of each share of Common Stock and of the rights of each holder of a certificate representing any shares of Common Stock except the right to receive the Merger Consideration upon surrender of such stock certificate;
(v) Packaging USA's articles of incorporation and bylaws (immediately prior to the filing of the Articles of

                                                             Page 11 of 13 Pages

Merger with the Department of State) will be the articles of incorporation and bylaws of the Issuer after the Merger; and (vi) Packaging USA's officers and directors at the time of filing the Articles of Merger with the Department of State becoming the officers and directors of the Issuer. In connection with the merger, the Common Stock will be delisted from the NASDAQ.

         In connection with the execution and delivery of the Merger Agreement, Packaging USA and the Shareholders entered into the Shareholders Agreement relating to an aggregate 1,446,324 shares of Common Stock or rights by option to acquire shares of Common Stock owned by the Shareholders, which represents approximately 15.28% of the shares of Common Stock outstanding (assuming the exercise by each Shareholder of such Shareholder's vested options to acquire shares of the Common Stock) (the "Subject Shares"). The Shareholders Agreement provides, among other things, that each Shareholder, during the period commencing on January 21, 2001 and continuing until the first to occur of the date on which the Merger is consummated by the filing of the Articles of Merger with the Department of State or the date on which the Merger Agreement is terminated in accordance with its terms, at any meeting of shareholders of the Issuer called to vote on a proposal (the "Merger Proposal") to approve the Merger Agreement and to amend the Issuer's Articles of Incorporation to opt out of Subchapter E of Chapter 25 of the Pennsylvania Business Corporation Law of 1988, as amended, or in any other circumstance upon which a vote, consent or other approval with respect to the Merger Approval is sought, shall vote (or cause to be voted) all the shares over which such Shareholder has or will have voting authority (i) in favor of the Merger Proposal; and (ii) against any action or agreement that would in any manner impede, frustrate, delay, prevent, or nullify the Merger, the Merger Agreement, or any of the other transactions contemplated thereby.

         In addition, pursuant to the Shareholders Agreement, each Shareholder granted to Packaging USA an irrevocable option (the "Option"), exercisable during the Exercise Period (as defined below) and only upon the events and subject to the conditions in the Shareholders Agreement, to purchase any or all of the Subject Shares, other than the Transferred Shares (as defined in the Shareholders Agreement), at a purchase price per share equal to $21.50. Subject to the conditions set forth in Section 2.3 of the Shareholders Agreement, Packaging USA may exercise the Option in whole or in part at any time, or from time to time, and as to Subject Shares held by any or all the Shareholders, during the period (the "Exercise Period") commencing on the Trigger Date and ending on the Expiration Date (each as defined below). The term "Trigger Date" means the date on which: (i) the Issuer terminates the Merger Agreement pursuant to Section 10.01(c)(ii) of the Merger Agreement; or (ii) SCA Packaging International B.V. terminates the Merger Agreement pursuant to Section 10.01(d)(i)(B) or 10.01(d)(ii) of the Merger Agreement; or (iii) the Merger Agreement is terminated for any other reason (other than a failure to obtain antitrust approval of the Merger (unless the failure of which is due to a breach of the Merger Agreement by the Issuer) or as a result of a law that makes consummation of the Merger illegal or a breach of the Merger Agreement by SCA Packaging International B.V. or Packaging USA) if, as of the date of such termination an Acquisition Proposal (as defined in the Merger Agreement) has been made by any person. "Expiration Date" means, with respect to any Shareholder, the first to occur prior to Packaging USA's exercise if the Option pursuant to Section 2.1 of: (x) written notice of termination of the Shareholders Agreement by Packaging USA to such Shareholder; or (y) the earlier of (A) 18 months after the first occurrence of a Trigger Date or (B) 60 days after the Company consummates a transaction contemplated by an Acquisition Proposal (as defined in the Merger Agreement). Notwithstanding the exercisability of the Option, Packaging USA is not entitled to exercise the Option if an Acquisition Proposal (as defined in the Merger Agreement) is not pending on the date of any such proposed exercise date.

                                                             Page 12 of 13 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of January 21, 2001, the Reporting Persons owned no shares of Common Stock. However, as of January 21, 2001, under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), SCA, Group Holding, Hygiene Products Holding, Hygiene Holding, US Group, Holding USA and Packaging USA may be deemed to have beneficial ownership of the Subject Shares pursuant to the Shareholders Agreement, which requires the Shareholders to vote in favor of the Merger and the Merger Agreement. Holding USA, as the owner of all of Packaging USA's issued and outstanding stock, may be deemed to have the power to direct the voting of the Subject Shares. US Group, as the owner of all of Holding USA's issued and outstanding stock, may be deemed to have the power to direct the voting of the Subject Shares. Hygiene Holding, as the owner of all of US Group's issued and outstanding stock, may be deemed to have the power to direct the voting of the Subject Shares. Hygiene Products Holding, as the owner of all of Hygiene Holding's issued and outstanding stock, may be deemed to have the power to direct the voting of the Subject Shares. Group Holding, as the owner of all of Hygiene Products Holding's issued and outstanding stock, may be deemed to have the power to direct the voting of the Subject Shares. SCA, as the owner of all of the outstanding stock of Group Holding, may be deemed to have the power to direct the voting of and the disposition of the Subject Shares. As a result, the Reporting Persons may be deemed to share the power to direct the voting of and the disposition of the Subject Shares. The Subject Shares constitute approximately 15.28% of the shares of Common Stock outstanding (assuming the exercise by each Shareholder of such Shareholder's vested options to acquire shares of the Common Stock of the Issuer).

         Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owner of the Common Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         (c) Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, none of the Reporting Persons or any other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.

         (d) The Reporting Persons have no right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would given another person voting power over the securities of the Issuer.

                                                             Page 13 of 13 Pages



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.                Description
-----------                -----------
Exhibit 7.1                Joint Filing Agreement, dated January 31, 2001,
                           between SCA Packaging USA, Inc., SCA Packaging
                           Holding USA, Inc., SCA US Group, Inc., SCA Hygiene
                           Holding Aktiebolag, SCA Hygiene Products Holding
                           B.V., SCA Group Holding B.V., and Svenska Cellulosa
                           Aktiebolaget SCA

Exhibit 7.2                Agreement and Plan of Merger, dated as of January 21,
                           2001, by and among Tuscarora Incorporated, SCA
                           Packaging International B.V. and SCA Packaging USA,
                           Inc.

Exhibit 7.3 Shareholders Agreement, dated January 21, 2001, by and among SCA Packaging USA, Inc. and each of the shareholders of Tuscarora Incorporated listed on Exhibit A thereto.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2001



                                        SCA PACKAGING USA, INC.

                                          By: /s/ Mikael Schmidt
                                              Name:  Mikael Schmidt
                                              Title: Executive Vice President
                                                        and Secretary

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2001



                                        SCA PACKAGING HOLDING USA, INC.


                                         By:  /s/ Mikael Schmidt
                                              Name:  Mikael Schmidt
                                              Title: Executive Vice President
                                                        and Secretary

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2001



                                        SCA US GROUP, INC.


                                        By:      /s/ Mikael Schmidt
                                              Name:  Mikael Schmidt
                                              Title: Vice President -
                                                        Legal Department

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2001



                                        SCA HYGIENE HOLDING AKTIEBOLAG


                                        By:    /s/ Mikael Schmidt
                                              Name:  Mikael Schmidt
                                              Title: Vice President -
                                                        Legal Department

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2001



                                        SCA HYGIENE PRODUCTS HOLDING B.V.


                                        By:     /s/ Mikael Schmidt
                                              Name:  Mikael Schmidt
                                              Title: Vice President -
                                                        Legal Department

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2001



                                        SCA GROUP HOLDING B.V.


                                          By: /s/ Mikael Schmidt
                                              Name:  Mikael Schmidt
                                              Title: Vice President -
                                                        Legal Department

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2001



                                        SVENSKA CELLULOSA AKTIEBOLAGET, SCA


                                         By:  /s/ Mikael Schmidt
                                              Name:  Mikael Schmidt
                                              Title: Vice President -
                                                        Legal Department

                                   SCHEDULE I

                            INFORMATION REGARDING THE
            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

     Set forth in the table below is the name, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons. Unless otherwise indicated, each person identified below is employed by the indicated Reporting Person. The principal business address of SCA and, unless otherwise indicated, each person identified as an officer or director of SCA, is Box 7827, SE-103 97 Stockholm, Sweden, Stureplan 3. The principal business address of Group Holding and, unless otherwise indicated, each person identified as an officer or director of Group Holding is Entrada 161, 1096EC Amsterdam, the Netherlands. The principal business address of Hygiene Products Holding and, unless otherwise indicated, each person identified as an officer or director of Hygiene Products Holding, is Arnhemse Bovenweg 120, 3708AH Zeist, the Netherlands. The principal business address of Hygiene Holding and, unless otherwise indicated, each person identified as an officer or director of Hygiene Holding is Box 7827, 103, 97 Stockholm, Sweden. The principal business address of US Group, Holding USA and Packaging USA and, unless otherwise indicated, each person identified as an officer or director of US Group, Holding USA and Packaging USA is c/o SCA Packaging Business Group, Excelsiorlaan 81, B-1930 Zaventem, Belgium.

                                            Present Office/Principal
            Name                            Occupation or Employment
            ----                            ------------------------
SCA
---
Bo Goran Rydin                     Director, Chairman of the Board; Citizen of Sweden

Erik Nils Engstrom                 Director; President and Chief Operating Officer, Random House, Inc.1; Citizen of
                                   Sweden(2)

Christer Goran Harald Gardell      Director; President, AB Custos(3); Citizen of Sweden

John Soren Gyll                    Director; Director, AB Volvo(4); Citizen of Sweden

Tom Christer Hedelius              Director; Chairman, Svenska Handelsbanken AB(5); Citizen of Sweden

Sverker Knut Ture Martin-Lof       President, Chief Executive Officer, Director; Citizen of Sweden

Lars Henry Ramqvist                Director; Chairman and Chief Executive Officer, Telefonaktiebolaget LM
                                   Ericsson(6); Citizen of Sweden

Clas Gustaf Reuterskiold           Director; President and Chief Executive Officer, AB Industrivarden(7); Citizen of
                                   Sweden

-----------------
(1) Random House, Inc., 1540 Broadway, 22nd Floor, New York, NY 10036
(2) Resident of the United States
(3) AB Custos, Box 1738, SE-11187, Stockholm, Sweden
(4) AB Volvo, Box 7724, SE-10395, Stockholm, Sweden
(5) Svenska Handelsbanken AB, SE-10670, Stockholm, Sweden
(6) ForsakringsSkandia, S44-62, SE-10350, Stockholm, Sweden

Gerhard Ingmar Gustavsson          Director(8); Engineering Supervisor, SCA Hygiene Paper AB, Edet Mill(9); Citizen of
                                   Sweden

Tjell-Ake Hagglund                 Director(10); President, SCA Recreation and Pension Foundations(11); Citizen of
                                   Sweden

Alf Soren Soderlund                Director(12); Instrument Maker, SCA Graphic Sunsvall AB, Ortviken Papermill(13);
                                   Citizen of Sweden

Kjell Jorgen Andersson             Deputy Board Member(14); Electrician, SCA Hygiene Paper AB, Edet Mill(15); Citizen
                                   of Sweden

Per Ole Agren                      Deputy Board Member(16); Repairman, SCA Packaging Sweden, Jarfalla(17); Citizen of
                                   Sweden

Gustaf Bruno Lundgren              Deputy Board Member(18); Supervisor, SCA Packaging Munksund AB(19); Citizen of
                                   Sweden

Sven Anders Mikael Bertorp         Deputy Managing Director, Executive Vice President and General Counsel,
                                   responsible for Secretariat and Legal Affairs; Citizen of Sweden

Ake Carl Lennert                   Deputy Managing Director; Citizen of Sweden

Jan Oliver Astrom                  Deputy Managing Director; Citizen of Sweden

(7)  AB Industrivarden, Box 5403, SE-11484, Stockholm, Sweden
(8)  Appointed by employees; Represents salaried employees
(9)  SCA Hygiene Products AB, Edet Bruk, Box 901, SE-46301, Lilla Edet, Sweden
(10) Appointed by employees; Represents salaried employees
(11) SCA Personalstiftelserna, SE-85188 Sundsvall, Sweden
(12) Appointed by employees; Represents wage-earner employees
(13) SCA Graphic Sunsvall AB, Ortviken Papermill, Box 846, 85123 Sundsvall,
     Sweden
(14) Represents wage-earner employees
(15) SCA Hygiene Paper AB, Edet Mill, SE-46381 Lilla Edet, Sweden
(16) Represents wage-earner employees
(17) SCA Packaging Sweden, AB, Box 2503, SE-17602 Jarfalla, Sweden
(18) Represents salaried employees
(19) SCA Packaging Munksund AB, SE-94187 Pitea, Sweden

Group Holding

Ake Carl Lennart Rietz               Director; Chief Financial Officer of US Group; Citizen of Sweden

Theodoor Marie Theresia Adriaansens  Director; Citizen of the Netherlands

Leendert Pieter van den Blink        Director; Citizen of the Netherlands

Jan Torsten Friman                   Director; Citizen of Sweden

Hygiene Products Holding

Alfred Hannes Heinzel                Director; Citizen of Austria

Nils Petter Lindholm                 Director; Chief Financial Officer; Citizen of Sweden

Sverker Knut Ture Martin-Lof         Supervisory Director; President, Chief Executive Officer, Director, SCA;
                                     Citizen of Sweden

Sven Anders Mikael Bertorp           Supervisory Director; Deputy Managing Director, Executive Vice President and
                                     General Counsel, responsible for Secretariat and Legal Affairs, SCA; Citizen of  Sweden

Ake Carl Lennart Rietz               Supervisory Director; Chief Executive Officer, Holding USA; Citizen of Sweden

Paul Sklarek                         Supervisory Director; Citizen of Germany

Hans Edvard Kenneth Eriksson         Supervisory Director; President, SCA Forest Products; Citizen of  Sweden

Colin James Williams                 Supervisory Director; Citizen of the United Kingdom

Pertti Pekka Wassenius               Supervisory Director; Citizen of Finland

Eva Kristina Englund                 Supervisory Director; Citizen of Sweden

Maria Antonie Celba                  Supervisory Director; Citizen of  Germany

Frank Andre Gottselig                Supervisory Director; Citizen of Germany

Hygiene Holding

Jans Torsten Friman                  Director; Citizen of Sweden

Nils Anders Nyberg                   Director; Citizen of Sweden

Ake Carl Lennart Rietz               Director, Chairman of  the Board; Chief Executive Officer, Holding USA;
                                     Citizen of Sweden

US Group

Scott Jungles                        Director, President; Citizen of the United States

Steven Fisher                        Director, Treasurer; Citizen of the United States

Richard Piechowski                   Secretary; Citizen of the United States

Holding USA

Colin James Williams                 Director, President; Citizen of the United Kingdom


Gunnar Haglund                       Director, Executive Vice President, Treasurer; Vice President of Finance, SCA
                                     Packaging Business Group; Citizen of Sweden

Mikael Schmidt                       Director, Executive Vice President, Secretary; Vice President and General
                                     Counsel, SCA Packaging Business Group; Citizen of Sweden

Ake Carl Lennart Rietz               Chief Executive Officer; Citizen of Sweden

Packaging USA

Colin James Williams                 Director, President; Citizen of the United Kingdom

Gunnar Haglund                       Director, Executive Vice President, Treasurer; Vice President of Finance, SCA
                                     Packaging Business Group; Citizen of Sweden

Mikael Schmidt                       Director, Executive Vice President, Secretary; Vice President and General
                                     Counsel, SCA Packaging Business Group; Citizen of Sweden